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                                                            EXHIBIT 12

                                     AMOCO CORPORATION

                                       _____________

                       STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                                  EARNINGS TO FIXED CHARGES
                             (millions of dollars, except ratios)
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                                               Year Ended December 31,
                                           1993   1992   1991   1990   1989

           Determination of Income:
             Consolidated earnings
               before income taxes
               and minority interest.     $2,506 $  998 $2,035 $3,410 $2,695
             Fixed charges expensed by
               consolidated companies        350    376    479    596    699
             Adjustments for certain
               companies accounted for
               by the equity method .         11     28     20     35     37

             Adjusted earnings plus
               fixed charges. . . . .     $2,867 $1,402 $2,534 $4,041 $3,431

           Determination of Fixed Charges:
             Consolidated interest on
               indebtedness (including
               interest capitalized).     $  299 $  333 $  433 $  532 $  626
             Consolidated rental
               expense representative
               of an interest factor.         50     44     54     60     59
             Adjustments for certain
               companies accounted for
               by the equity method .          8     20     24     25     36

             Total fixed charges. . .     $  357 $  397 $  511 $  617 $  721

           Ratio of earnings to
             fixed charges. . . . . .        8.0    3.5    5.0    6.5    4.8

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